UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BIO-LIFE LABS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

09059S 10 9

(CUSIP Number)

David B. Stocker, President

2425 East Camelback Road, Suite 1075

Phoenix, AZ 85016

(602) 852-5445

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing  this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

   I.R.S. Identification Nos. of above persons (entities only)

        David B. Stocker

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions)

        PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)

                                                                             [  ]

6. Citizenship or Place of Organization

        United States

Number of                         7.    Sole Voting Power

Shares                                  100,005,000

Beneficially   ____________________________________________________________________________________________

Owned by                          8.    Shared Voting Power

Each                                    0

Reporting      ____________________________________________________________________________________________

Person                            9.    Sole Dispositive Power

With                                    100,005,000

                       ____________________________________________________________________________________________

                                 10.    Shared Dispositive Power

                                        0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

        100,005,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        (See Instructions)

                                                                             [  ]

13. Percent of Class Represented by Amount in Row (11)

        57%

14. Type of Reporting Person (See Instructions)

        IN

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ITEM 1.   SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Bio-Life Labs, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is c/o 2425 East Camelback Road, Suite 10745, Phoenix, Arizona 85016.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) David B. Stocker

(b) Business Address: 2425 East Camelback Road, Suite 1075, Phoenix, Arizona 85016.

(c) Consultant, attorney, and current president of Issuer

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 18, 2006, Carrera Capital, Inc., a Texas corporation owned and controlled by David B. Stocker, agreed to contribute a minimum of twenty-five thousand dollars ($25,000.00) as paid in capital to the Company to pay for reinstating the Company with the state of Nevada and past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, current accounting, and filings with the Securities and Exchange Commission, so as to reactivate the Company as a reporting company.  Carrera Capital has also agreed to advise the Company as to potential business combinations.  In consideration for the $25,000.00 contribution, the agreement to contribute such additional funds as are necessary to accomplish the foregoing, and for services, the Company issued 100,000,000 shares of its common stock to Carrera Capital.  All funds are the personal funds of David B. Stocker and Carrera Capital.

ITEM 4.   PURPOSE OF TRANSACTION.

The purpose of the transaction was to obtain the necessary capital contribution in order to pay for reinstating the Company with the state of Nevada and past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, current accounting, and filings with the Securities and Exchange Commission, so as to reactivate the Company as a reporting company.  In addition, the Company requires ongoing consulting and advisory services to assist in the completion and filing of the delinquent reports in order to bring the Company compliant with the Securities Act of 1934.  Moreover, the Company requires the ongoing services of a committed and interested individual and entity to assist the Company with locating a viable merger partner and properly consummating the transaction once the Company is current and compliant.  Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of David B. Stocker and Carrera Capital.

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Mr. Stocker does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.  However, upon ensuring that the Company is current and compliant in its reporting obligations under the Securities Exchange Act of 1934, Mr. Stocker shall seek a merger or acquisition partner that could result in a transaction under Item 4(b) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Stocker is deemed the beneficial owner of 100,005,000 shares of Common Stock of the Company representing 57% of the Common Stock of the Company outstanding as of May 25, 2007. This number includes: (i) 100,000,000 shares of Common Stock currently owned by Carrera Capital, Inc., a company owned and controlled by David B. Stocker, (ii) 5,000 shares of Common Stock purchased by Mr. Stocker personally on April 21, 2006 in a market transaction, and (iii) no options.

(b) Mr. Stocker has sole voting power over 100,005,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock.  He has sole dispositive power over 100,005,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c) Mr. Stocker has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Stocker.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.  As described in Item 3 above, pursuant to an agreement for a capital contribution in the minimum amount of $25,000.00, and for services rendered and to be rendered, Mr. Stocker received 100,000,000 shares of common stock.

Mr. Stocker holds no options to purchase shares of Common Stock pursuant to any stock option or incentive plans and, other than as set forth herein, has no interest in any securities of the Company.  There is no agreement to issue Mr. Stocker additional securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2007

By: /s/ David B. Stocker

Name/Title: David B. Stocker

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